Exhibit 7.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Korean GAAP	2000	2001	2002
	(Millions of Won)
Earnings:
Net earnings	986,210	1,112,975	1,946,934
Income tax	550,724	421,470	741,354
Income from equity investees	(8,937)	(5,157)	(8,524)
Dividend from equity method affiliates	572	1,995	469
Fixed charges	657,002	836,725	828,079
Less interest capitalized	(152,574)	(119,147)	(158,482)
Minority interest in earnings (losses) of consolidated subsidiaries	(54,329)	260,422	316,918

Total earnings	1,978,668	2,509,283	3,666,748

Fixed charges:
Interest expense	500,861	712,442	650,460
Capitalized interest	152,574	119,147	158,482
Amortization of bond issue cost	(a )	(a )	(a )
One-third of rental expenses on operating leases, deemed to be representative of interest expenses	3,567	5,136	19,137

Total fixed charges	657,002	836,725	828,079

Radios of earnings to fixed charges	3.01:1	3.00:1	4.43:1

U.S. GAAP
Earnings:
Net earnings	701,391	1,006,324	1,556,262
Income tax	81,479	249,471	525,996
Income from equity investees	(18,000)	(8,898)	(10,713)
Dividend from equity method affiliates	572	1,995	1,278
Fixed charges	448,714	563,298	488,970
Less interest capitalized	(19,152)	(43,925)	(27,853)
Minority interest in earnings (losses) of consolidated subsidiaries	2,288	2,220	(3,222)

Total earnings	1,197,292	1,770,485	2,530,718

Fixed charges:
Interest expense	427,402	517,051	461,117
Capitalized interest	19,152	43,925	27,853
Amortization of bond issue cost	(a )	(a )	(a )
One-third of rental expenses on operating leases, deemed to be representative of interest expenses	2,160	2,322	—

Total fixed charges	448,714	563,298	488,970

Radios of earnings to fixed charges	2.67:1	3.14:1	5.18:1

(a)	For the year ended December 31, 1999, under revised Korean GAAP, amortization of bond issue cost is to be included in interest expense. As a result, there is no separation of amortization of bond issue cost from interest expense under U.S. GAAP.